Corporate Capital Trust SC TO-I/A

Exhibit 99(a)(5)(A)

News Release

For information contact: Sherry Magee Senior Vice President, Communications CNL Financial Group 407-650-1223

Corporate Capital Trust EXTENDS QUARTERLY REPURCHASE OFFER

(ORLANDO, Fla.) Feb. 15, 2017 – Corporate Capital Trust announced today that it has extended the expiration date of its previously announced offer to purchase up to 7,612,326 shares of its issued and outstanding common stock. The quarterly share repurchase offer is now scheduled to expire at 5:00 p.m., Central Time, on March 3, 2017, unless further extended. The offer was previously scheduled to expire at 5:00 p.m., Central Time, on Feb. 17, 2017.

Except for the extension of the offer expiration date, all other terms and conditions of the offer remain unchanged. Corporate Capital Trust’s transfer agent has advised that, as of the close of business on Feb. 13, 2017, approximately 1,855,712.214 shares of common stock have been tendered into and not withdrawn from the offer.

About Corporate Capital Trust

Corporate Capital Trust is a non-traded business development company that offers individuals an opportunity to invest in privately owned American companies. The company is externally managed by CNL and KKR and its investment objective is to provide shareholders with current income and, to a lesser extent, long-term capital appreciation. The company intends to meet its investment objective by investing primarily in the debt of privately owned companies, with a focus on originated transactions sourced through the networks of its advisors. For additional information, please visit CorporateCapitalTrust.com.

About CNL Financial Group

CNL Financial Group is a private investment management firm providing global real estate and alternative investments. Since inception in 1973, CNL Financial Group and/or its affiliates have formed or acquired companies with more than $34 billion in assets. For more information, visit CNL.com.

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About KKR

KKR is a leading global investment firm that manages investments across multiple asset classes including private equity, energy, infrastructure, real estate, credit and hedge funds. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation at the asset level. KKR invests its own capital alongside its partners’ capital and brings opportunities to others through its capital markets business. References to KKR’s investments may include the activities of its sponsored funds. For additional information about KKR & Co. L.P. (NYSE: KKR), please visit KKR’s website at KKR.com and on Twitter @KKR_Co.

Corporate Capital Trust is advised by CNL Fund Advisors Company (CNL) and KKR Credit Advisors (US) LLC (KKR), affiliates of CNL Financial Group and KKR & Co. L.P., respectively.

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